UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act of 1934

MICROMEM TECHNOLOGIES INC.

(Exact name of Registrant as specified in its Charter)

Ontario, Canada	Not applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

777 Bay Street, Suite 1910, Toronto, Ontario, Canada	M5G 2C8
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Title of each class to be so registered	Name of each exchange on which each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock Purchase Rights
(Title of class)

Securities Act registration statement file number to which this form relates:	N/A
(if applicable)

Description of Registrant's Securities to be Registered.

The Board of Directors of Micromem Technologies Inc. (the “Company”) has declared a dividend distribution of one right (each, a “Right”) for each of the Company’s outstanding common shares, no par value (each, a “Common Share”), to shareholders of record at the close of business on May 29, 2008.  Each Right entitles the registered holder, upon the occurrence of certain events and pursuant to the exercise of a Right, to purchase from the Company the number of Common Shares issuable upon exercise of one whole Right, for an amount (the “Exercise Price”) equal to (i) until the Separation Time, three times the Market Price (with the Market Price defined as the average market price for the most recent 20 trading days per Common Share) per Common Share, from time to time, and (ii) from and after the Separation Time, three times the Market Price per Common Share as at the Separation Time.  This price is subject to adjustment under certain circumstances.  The description and terms of the Rights are set forth in a Shareholder Rights Plan Agreement (the “Rights Agreement”), dated as of May 29, 2008, between the Company and Equity Transfer Services, Inc., as Rights Agent.    Capitalized terms used but not defined herein shall have the meaning given to such terms in the Rights Agreement, which is attached as Exhibit 4.1 to this Registration Statement and is incorporated herein by reference.

Initially, ownership of the Rights will be evidenced by the Common Share certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. In certain circumstances, the Rights will separate from the Common Shares at the Separation Time which will occur at the close of business on the date that is the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than certain institutional investors and certain existing shareholders who already own more than 20% of the outstanding Common Stock, provided that such existing shareholders do not acquire any additional shares) (an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the outstanding Common Shares (the “Stock Acquisition Date”), or (ii) on the tenth Business Day after the commencement an offer to acquire Common Shares that would result in a person or group beneficially owning 20% or more of the outstanding Common Shares (a “Take-over Bid”), in each case unless the transaction is an offer made to all holders of Common Shares and meets certain share deposit requirements (such an offer meeting these requirements constituting a “Permitted Bid”) and (iii) when a Permitted Bid ceases to be a Permitted Bid.  Until the Separation Time, (i) no Right may be exercised, (ii) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (iii) all certificates for the Common Shares will contain a legend in substantially the form indicated in the Rights Agreement that incorporates the Rights Agreement by reference and (iv) the surrender or transfer of any certificate for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

The adoption of the Rights Agreement is subject to ratification by the Company’s shareholders at the next meeting of shareholders to be held on June 25, 2008.  If not ratified within six months from its initial adoption by the Board of Directors of the Company, the Rights Agreement and all of the Rights outstanding at the time will terminate. Following adoption, the Rights are not exercisable until the Separation Time and will expire at the earlier of (i) the close of the annual shareholder meeting in 2011 or (ii) redemption of the Rights pursuant to the Rights Agreement requirements unless the Rights Agreement is extended by the Board by the amendment of the Rights Agreement.

As soon as practicable after the Separation Time, a Rights Certificate containing registration particulars, and a disclosure statement describing the Rights, will be mailed to each holder of record of the Common Shares as of the close of business on the Separation Time and, thereafter, the separate Rights Certificates alone will represent the Rights.

Except in the circumstances described below, after the Separation Time each Right will be exercisable for one Common Share. The Company may pay cash in lieu of fractional Common Shares. In the case that the holder of any Rights exercises less than all the Rights evidenced by the holder’s Rights Certificate, a new Rights Certificate representing the unexercised Rights will be issued to the holder.

On the close of business on the tenth day after the Stock Acquisition Date, the Rights of the Acquiring Person and certain transferees of the Acquiring Person will be void. Thereafter, commencing on the Separation Time, each other holder of a Right will have the right to purchase the number of Common Shares having an aggregate Market Price equal to twice the Exercise Price for a cash amount equal to the Exercise Price. If, for example, the Market Price of a Common Share is $20.00, the Exercise Price, as calculated in accordance with the Rights Agreement, would be $60.00. The holder of each valid Right would therefore be entitled to purchase, for $60.00, Common Shares having an aggregate Market Price of $120.00.

If at any time after May 29, 2008, the Company fixes a date to distribute to all holders of the Common Shares rights, warrants or evidences or indebtedness entitling the holders to purchase Common Shares at a price less than 90% of the Market Price per Common Share on the date the distribution is fixed, the Exercise Price shall be adjusted by a ratio that accounts for such distributions

At any time until the expiration of 10 days following the Stock Acquisition Date, the Board of Directors, with the prior consent of the holders of Common Shares or of the holders of the Rights, obtained in accordance with the Rights Agreement, may elect to redeem the Rights in whole, but not in part, at a price of $0.000001 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.000001 redemption price. If a redemption of Rights is proposed after the Separation Time, the redemption must be approved by a majority vote of the holders of the Rights in accordance with the Rights Agreement, the Company By laws and the Ontario Business Corporations Act. Within 10 business days of the election to redeem the Rights, the Company shall give notice of redemption to the holders of the outstanding Rights stating the method by which the payments shall be made to the holders.

The Exercise Price and the number of Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision or combination of, the Common Shares or (ii) if holders of the Common Shares are granted certain capital stock or securities exchangeable or convertible into, or giving a right to acquire Common Stock, in respect of or in lieu of a merger, reclassification, amalgamation, statutory arrangement or consolidation.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

At any time, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity or clerical error. At any time prior to the 2008 annual shareholder meeting, the Board may amend provisions of the Rights Agreement to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) or to maintain the validity of the Rights Agreement as a result of any change in legislation, rules or regulations. At any time prior to the Separation Time, the Board, with the consent of the holders of the Common Shares, or the holders of the Rights, may amend the Rights Agreement in any way; however certain amendments pertaining to the Rights Agent require the consent of the Rights Agent. Any amendment other than one that corrects a clerical or typographical error shall (i) if made before the Separation Time, be approved by the shareholders and (ii) if made after the Separation Time, be approved by the holders of the Rights.

The foregoing description of the Rights Agreement is qualified in its entirety by reference to the description of the Rights and their terms set forth in the Rights Agreement.

As of May 29, 2008, there were 79,661,879 Common Shares outstanding. As of that date, options granted under the Company’s stock option plans to purchase 9,555,000 Common Shares were outstanding, subject to certain antidilution adjustments. As long as the Rights are attached to Common Shares and in certain other circumstances described above, the Company will issue one Right for each Common Share issued or sold by the Company.

Item 2.	Exhibits.

4.1	Shareholder Rights Plan Agreement, dated as of May 29, 2008, between Micromem Technologies Inc. and Equity Transfer Services Inc., as Rights Agent, including the form of Rights Certificate attached as Exhibit A.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEM TECHNOLOGIES INC.

By:	"Joseph Fuda"
Joseph Fuda
President and Chief Executive Officer

Dated: June 5, 2008

Exhibit Index

Exhibit Number	Description

4.1	Shareholder Rights Plan Agreement, dated as of May 29, 2008, between Micromem Technologies Inc. and Equity Transfer Services Inc., as Rights Agent, including the form of Rights Certificate attached as Exhibit A.